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                             December 22, 2021

       Tony McCourt
       Legal Counsel
       PropertyGuru Group Limited
       Paya Lebar Quarter 1
       Paya Lebar Link
       #12-01/04
       Singapore 408533

                                                        Re: PropertyGuru Group
Ltd
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed December 7,
2021
                                                            File No. 333-261517

       Dear Mr. McCourt:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 21, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Non-IFRS Financial Measures, page 45

   1. We note your response to prior comment 10. Please also present, hereunder and elsewhere in the
filing, a ratio calculated in accordance with IFRS that is most comparable to the non-IFRS ratio,
Adjusted EBITDA Margin.
 Tony McCourt
FirstName LastNameTony    McCourt
PropertyGuru  Group Limited
Comapany22,
December  NamePropertyGuru
              2021           Group Limited
December
Page 2    22, 2021 Page 2
FirstName LastName
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 175

2. Refer to Adjustment B5. Please make clear if the accrual and cash adjustments reflect the total value of loans and advances due by Bridgetown 2 to the Sponsor as of
         September 30, 2021, which is the sum of a promissory note in the amount of $300,000 and relevant out-of-pocket expenses currently estimated at approximately $3.4 million. We note your disclosure in the third from the last bullet on page 78 and elsewhere in the filing.
Unaudited Interim Financial Statements of Bridgetown 2
Note 2. Restatement of Previously Issued Financial Statements, page F-102

3. We note that the Bridgetown 2 filed an Item 8.01 Form 8-K on February 3, 2021 that included an audited balance sheet as of the January 28, 2021. We further note that Bridgetown 2 has restated such balance sheet here on an unaudited basis. Please explain or revise as necessary.
Panama Group
Notes to the Combined Financial Statements
4. Revenue, page F-167

4. We note your response to prior comment 32. A significant portion of the Panama Group's revenues are recognized over time. Please further explain how the timing of satisfaction of your performance obligations, including but not limited to depth credits, relates to the typical timing of payment and the effect that those factors have on the contract asset and the contract liability balances. Refer to paragraph 117-118 of IFRS
15.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Tony McCourt
PropertyGuru Group Limited
December 22, 2021
Page 3

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                          Sincerely,
FirstName LastNameTony McCourt
                                                          Division of
Corporation Finance
Comapany NamePropertyGuru Group Limited
                                                          Office of Technology
December 22, 2021 Page 3
cc:       Noah Carr, Esq.
FirstName LastName